Exhibit 99
Letter to Shareholders
Third Quarter 2022

The third quarter was looking terrific on so many levels until Hurricane Ian entered the scene during the last few days of September. What otherwise would have been a relatively calm month quickly became anything but that. We rapidly initiated our catastrophe response plan, which we have used and improved over many years, and worked tirelessly to take a horrific situation for our impacted customers and employees and turn it into an opportunity to show how much we truly care about them.

Throughout this letter, I will share just a few of the many stories that I’ve received to help bring our culture and this event to life.

Tanya, who is a new employee in our Spanish speaking customer services group, was able to experience first-hand what we are all about as she began onboarding into the Progressive family.

I have not been with Progressive long. I am still training with Seguros. I just wanted to mention that I have never been taken care by a company that goes so far to help and serve. It is the first hurricane I experienced since arriving here 2-years ago from Chicago. My coaches and trainers were so diligent and concerned for those that were stationed in Florida. My Supervisor and Human Resource checked in on me to see how I as well as my family were doing (I even received an automated call from Progressive to make sure if I needed assistance!). Progressive offered me an alternate work location at their office! That is just one part of the amazing company I work for. The training and coaching have been absolutely amazing. The assistance I receive and how it was delivered in such a positive way is mind blowing to me! I would like to thank Progressive and this amazing group of people. Thank you to all that made it happen. I am truly BLESSED!!

Bryn, a claim representative working in the Insurance Village shared this story.

Yesterday at the Insurance Village I had a father and daughter walk into the village. The daughter was our policyholder, and her father was there for support. The daughter brought pictures showing a power line down on her house from a fence falling on her house, her roof was mostly gone, and her siding was almost entirely gone from the winds. The insured evacuated with her two kids to her father’s house during the storm and was just now able to get back into the property. We sat and talked for about 45 minutes about her loss and her home, her father expressed how thankful he was for us to just sit and listen.

We offered the insured some snacks and water which she happily accepted and asked for a few extra bags of pretzels as she lost all of her food and was hungry. She had a bag with her from one of our vendors and we told her to fill it up and take as much as she wanted. She expressed numerous times how she was struggling to feed her family and was unable to restock her groceries. We then offered the insured a small advance on her loss which would help her restock her fridge at which time she became visually emotional and thanked us numerous times. Her father thanked us over and over and stated we just set a very high bar and he asked how he could reach out to Progressive to purchase a policy.

Now, onto the numbers. We ended the third quarter 2022 with 5% net premiums written (NPW) growth at a combined ratio (CR) of 99.2, bringing year-to-date (YTD) NPW growth to 8% at a 96.5 CR, which is slightly over our stated goal of 96. Our catastrophe losses, which reflect reinsurance and exclude loss adjusting expenses, were 7.1 points and 4.3 points for the quarter and YTD, respectively, with Hurricane Ian being the biggest contributor to the losses.

During the quarter, Personal Lines grew NPW by 9% and ended the quarter with 17.4 million personal auto policies in force and 5.6 million special lines policies in force. Personal Lines had a 100 CR for the quarter, with about 3 points due to underwriting losses in our special lines products. While our quarterly personal auto CR was about 1 point above our 96 target, it included about 3.2 points related to Hurricane Ian, which made multiple landfalls during the quarter. Excluding the catastrophe losses from Ian, we were achieving our profit target margins as we benefited from our prior period rate increases earning in.

While we don’t normally comment on our special lines products separately, I thought that it would be prudent to do so this quarter based on the impact that Hurricane Ian had on these products. For the quarter, we estimate the catastrophe losses from Ian to be about $290 million for our special lines products, with boat losses accounting for nearly 60% of the total. We mitigate our hurricane/coastal exposure on these products with underwriting restrictions limiting boat length and value, compared to non-hurricane exposed areas, and have increased deductibles for named storms. In addition, to help our special lines customers, we also offer hurricane “haul out” coverage to encourage the removal of watercraft from the water prior to the arrival of a storm.

Excluding the impact of the catastrophe losses, our underlying average loss costs continue to increase due to higher severity, which reflects general economic inflation, and despite calendar-year frequency becoming more stable quarter to quarter and running below pre-pandemic levels. Our product management teams continue to manage rate level to respond to these factors. During the third quarter, we raised rates in 20 states, which represented an average increase of about 2% on a countrywide basis. Year to date, we have increased rates nearly 12% countrywide and continue to closely monitor frequency and severity trends to ensure we stay focused on our stated goal of profitable growth.

As our non-catastrophe personal auto profitability improved, we shifted focus in the quarter to evaluating underwriting restrictions, bill plans, and media spend to identify growth opportunities. During the third quarter, quoting increased more than 20% in both channels and total auto new business applications grew 20%. As competitors report higher than expected combined ratios and announced tactics to address these issues, they are filing rate increases in many states that improved our competitive positioning, which we believe is evidenced in our new business application growth.

Total auto policies in force declined 1%, compared to the end of the third quarter last year. When compared to the end of June 2022, total auto policies in force increased by nearly 250,000 policies. By channel, we experienced positive policy in force growth in Direct on a year-over-year basis and our Agency channel continued to show signs of slowing the rate of decline. We also experienced signs of improved renewal retention during the quarter as customers renewing policies in recent months are seeing rate increases that are less than those who renewed earlier in the year.

We elevated our newest personal auto product model 8.8 in June 2022 and at the end of the third quarter six states were in market which represented 11% of our countrywide premium. Early results show improvement in conversion of new business quotes to customers. As of September month end, 25 states are in market on model 8.7, which represented nearly 60% of our countrywide premium with improvements in conversion consistently higher across most segments.

In Commercial Lines, during the third quarter, our CR of 89.7 remained below target, while NPW declined 13%. The decrease in premium primarily reflects the timing of renewal events for certain transportation network company (TNC) policies on a year-over-year basis and a shift in the length of the policy terms. During October 2022, we renewed certain TNC policies that were previously renewed in September 2021. During the first quarter 2022, we renewed certain TNC policies on a 12-month basis that were previously written on a six-month basis and, therefore, had renewed in prior years during the third quarter. As a result, the first quarter Commercial Lines premiums written were positively impacted, while the third quarter 2022 premium growth experienced an unfavorable impact. Adjusting for these known variations, our total Commercial Lines NPW would have been up about 2% for the third quarter 2022.

Our Commercial Lines business experienced minimal impact from Hurricane Ian. This is not unusual for our commercial auto business for several reasons. For this product, physical damage, and in particular comprehensive coverage, is a much smaller part of our premium. Not all of our customers choose physical damage coverage and, as a result, many customers move their vehicles out of the path of the storm to protect the vehicle and ultimately their business. We also find that commercial vehicles don’t tend to be garaged close to the coastline where storm impact can be more severe.

As noted last quarter, we are seeing growth headwinds in our Commercial Lines business. Premiums written in our for-hire transportation business market target (BMT) are down for the quarter, given both the slowdown in the overall rate of economic activity and growth in this business during 2021. While we are seeing a reduction in shopping across our primary BMTs, renewal business premium growth is still positive and total policies in force are up 9% year over year.

We continue to invest in our business to improve experiences, advance our pricing and segmentation, and expand our product offerings. During the third quarter, we rolled out our 8.0 commercial auto product along with our new policy administration system in three additional states. At the end of the quarter, we had 33 states on our new system, representing 80% of commercial auto premium and more than 60% of commercial auto policies in force. We’ve continued to grow our usage-based insurance business and between our two programs – Smart Haul® and Snapshot ProView® – collectively, our premiums are up 5% in the quarter and 20% year to date. We are pleased with our leadership position and the traction we are getting with our Commercial Lines usage-based programs. These programs allow us to understand specific differences in driving behaviors across various business classes and relate them to loss behaviors. This ultimately enables us to provide better rates in the form of discounts to more customers.

Product expansion efforts continue on two fronts. As of quarter end, our business owners policy (BOP) product was in 37 states, and we have more than doubled our agent footprint in the last year. Ongoing focus on underwriting innovation and efficiencies have allowed us to expand our appetite to meet agent and customer needs while still mitigating risk. By the end of the quarter, we have increased to nearly 70% the number of our BOP policies that are being sold without an underwriting review. We also successfully elevated Heavy Truck Roadside Assistance in seven additional states during the third quarter. At quarter end, this coverage was available in 18 states where 30% of eligible preferred truck customers have selected the coverage at new business.

Property NPW were up 3% in the quarter and 8% YTD. For the third quarter of 2022, our total Property combined ratio was 125.1. In the third quarter, we had 16 weather events, of which Hurricane Ian was the only named storm. Our current estimate of Ian’s ultimate loss and allocated loss adjustment expenses for our Property business is $1.4 billion on a direct basis. However, we heavily reinsure our catastrophe exposure in our Property business and, as such, we retained only $200 million of loss and allocated loss adjustment expenses from Hurricane Ian, which is about 36 points on the quarter’s Property CR.

From a growth perspective, on a year-over-year basis, Property policies in force grew 4%, which is slowing from the previous quarter’s 6%. This slowdown was expected as we continued to limit our growth and exposure in catastrophe exposed states and shifted our mix of business towards less volatile geographic regions. We are seeing progress in 2022 on this multiyear goal to reduce our geographic concentration. We are also continuing efforts in cost-sharing initiatives and improved pricing to market. Through the end of the third quarter 2022, we have rolled out to 41 states our 4.0 or 4.1 product model and we are seeing an increase in competitiveness in newer homes, newer roofs, and older homes with recently replaced roofs.

The third quarter total return on our investment portfolio was -1.9%, as the early quarter optimism of an economic soft landing faded by September as monetary policy remained very aggressive. Our fixed-income portfolio returned -1.8% in the third quarter as inflation concerns drove higher interest rates and wider credit spreads. The combination of geopolitical and inflation risks has led to significant volatility across financial markets. Our equity portfolio returned -4.5% in the third quarter as the increased probability of an economic recession has lowered corporate earnings expectations. We expect the current uncertainty to eventually lead to interesting investment opportunities for our portfolio, but currently we are continuing to maintain a very conservative investment posture.

It’s been incredible to watch the partnership between the National Catastrophe Response Team, Property Catastrophe, and several other departments who assisted with our response to Hurricane Ian. Our customers are sharing their appreciation for those employees who helped them after the storm. So far, the Hurricane Ian response is showing us what’s possible when we align on being the very best at taking care of customers.

In our customer relationship management group alone, over 200 of our employees signed up to work in a different workgroup than their assigned function to aide those other areas. In addition, over 1,000 of our employees picked up extra hours every day as the storm unfolded to assist both their peers and our customers. Our real estate team jumped into action, partnering with claims and human resources to distribute gas, bottled water, non-perishable food, cleaning supplies, and toiletries out of our Fort Myers Claims Office. And, of course, the catastrophe teams continue to work tirelessly to take care of our customers in their greatest time of need.

Below are a couple more amazing stories that people have shared with me that I am in turn sharing to give you a greater sense of the lengths that our employees go in order to do the right thing.

As the remnants of Hurricane Ian were causing distress across North Carolina, Pam a CRM Services Consultant, was resolute in finding a way to continue providing exceptional customer service. In braving the weather and using her car to charge her technology, Pam made multiple trips into the elements to ensure she was available and didn’t miss her shift. #ProgressiveStrong

Alan is a Progressive employee who was personally impacted by Hurricane Ian and shared the following story with us.

A little over a week ago my family experienced an unexpected loss and the support I received from my manager and Progressive family was so uplifting that I felt compelled to share it with you. We were in an area that lost power due to Hurricane Ian. During the outage a burner on our oven was switched on. When power was restored the burner caused a fire in our home and the fire caused a water line to burst. Between fire, water, and smoke damage everything we owned was unusable.

I relayed the situation to my manager, Kristie, and the response was immediately what can I do to help, what do you need? Instead of asking when I would be back in the office, she asked me what I would like her to cover for me while I was away. Not once did I feel pressured to return to work while figuring out how to start putting my life back together. Because of that I was able to move quickly with adjusters to start work on my home and locate a place for me, my wife, our three children and the dog to stay. That in and of itself would have been enough and is what I would expect from a great company.

The Monday after the fire, Kristie’s boss, Jim reached out and asked if I was comfortable with him sharing what happened with others. I told him I was ok with it. What happened next is why I’m taking the time to write you. The outpouring of love and support I received was on par with what I would expect from close friends and relatives. Leaders and coworkers throughout the organization offered words of encouragement, furniture, gift cards, places to stay, clothing and financial assistance. There was genuine concern for the well-being of my family including our pets. My peers rallied around me and acted more like a community than a group of coworkers. They treated me like a neighbor in need instead of someone they “know from the office.” That type of environment is hard to foster and doesn’t happen by mistake. In my 10 years here, I’ve had plenty of positive experiences to show me why this is the right place for me but none of them can hold a candle to this one. Because of the support from the Progressive community, my family and I were able to take the time needed to process our loss, quickly secure a home to rent for the next 6-12 months, purchase the basics to set up the home and see light at the end of the tunnel.

To our employees, there is not much more to say than thanks for all that you do every day to make Progressive such a special place.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer
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